SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)*

                          Harnischfeger Industries, Inc.
                                 (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
                          (Title of Class of Securities)

                                    413345109
                                  (Cusip Number)

                                 W. Robert Cotham
                           201 Main Street, Suite 2600
                             Fort Worth, Texas 76102
                                  (817) 390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 12, 1998
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 2,975,250 shares, which constitutes approximately 6.2% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 47,770,222 shares outstanding.

1.   Name of Reporting Person:

     Trinity I Fund, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 2,975,250 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,975,250 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,975,250 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 6.2%


14.  Type of Reporting Person: PN

----------
(1)  Power is exercised through its sole general partner, TF Investors, L.P.

(2) Solely in its capacity as the sole member of Portfolio Genpar, L.L.C., which is the sole general partner of Portfolio FF Investors, L.P.

1.   Name of Reporting Person:

     TF Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 2,975,250 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,975,250 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,975,250 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 6.2%


14.  Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, Trinity Capital Management, Inc.

(2) Solely in its capacity as the sole general partner of Trinity I Fund, L.P., which is the sole member of Portfolio Genpar, L.L.C., which is the sole general partner of Portfolio FF Investors, L.P.

1.   Name of Reporting Person:

     Trinity Capital Management, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 2,975,250 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,975,250 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,975,250 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 6.2%


14.  Type of Reporting Person: CO

----------
(1)  Power is exercised through its President, Thomas M. Taylor.

(2) Solely in its capacity as the sole general partner of TF Investors, L.P., which is the sole general partner of Trinity I Fund, L.P., which is the sole member of Portfolio Genpar, L.L.C., which is the sole general partner of Portfolio FF Investors, L.P.

1.   Name of Reporting Person:

     Thomas M. Taylor

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /  /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 2,975,250 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,975,250 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,975,250 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 6.2%


14.  Type of Reporting Person: IN

----------
(1) Solely in his capacity as President and sole stockholder of Trinity Capital Management, Inc., which is the sole general partner of TF Investors, L.P., which is the sole general partner of Trinity I Fund, L.P., which is the sole member of Portfolio Genpar, L.L.C., which is the sole general partner of Portfolio FF Investors, L.P.

1.   Name of Reporting Person:

     Portfolio FF Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: OO-Partnership Contributions

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 2,975,250 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,975,250 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,975,250

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 6.2%


14.  Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, Portfolio Genpar, L.L.C.

1.   Name of Reporting Person:

     Portfolio Genpar, L.L.C.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 2,975,250 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,975,250 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,975,250 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 6.2%


14.  Type of Reporting Person: CO

----------
(1) Solely in its capacity as the sole general partner of Portfolio FF Investors, L.P.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated May 19, 1998, as amended by Amendment No. 1 dated May 29, 1998 (the "Schedule 13D"), relating to the Common Stock, par value $1.00 per share (the "Stock"), of Harnischfeger Industries, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended and restated in its entirety as follows:

     The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON       SOURCE OF FUNDS        AMOUNT OF FUNDS

       TIF             Not Applicable         Not Applicable

       TFI             Not Applicable         Not Applicable

       TCM             Not Applicable         Not Applicable

       TMT             Not Applicable         Not Applicable

       PFFI            Other (1)              $84,548,596.25

       PG              Not Applicable         Not Applicable

       (1)     Contributions from partners.


Item 4.  PURPOSE OF TRANSACTION.

       Item 4 is hereby amended and restated in its entirety as follows:

       The Reporting Persons acquired and continue to hold the shares of the stock reported herein for investment purposes. Consistent with such purposes, the Reporting Persons have had, and expect to have, additional discussions with management of the Issuer concerning various operational and financial aspects of the Issuer's business. In light of the Issuer's disappointing performance, the Reporting Persons have had, and expect to have, discussions with directors and other shareholders of the Issuer concerning strategic direction, management, and corporate governance alternatives that would maximize long-term shareholder value. Among the alternatives being considered is the consent solicitation process as currently set forth in the bylaws of the Issuer. Depending upon the proposals set forth in any such consent solicitation, this process would provide shareholders a more direct voice in the operations of the Issuer.

       Depending on market conditions and other factors that each of the Reporting Persons may deem material to its investment decision, such Reporting Person may purchase additional shares of the Stock in the open market or in private transactions. Depending on these same factors, such Reporting Persons may sell all or a portion of the shares of the Stock that it now owns or hereafter may acquire on the open market or in private transactions.

       Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

       Item 5 is hereby amended and restated in its entirety as follows:

       (a)

       TIF

       Because of its position as the sole member of PG, which is the sole general partner of PFFI, TIF may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,975,250 shares of the Stock, which constitutes approximately 6.2% of the outstanding shares of the Stock.

       TFI

       Because of its position as the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PFFI, TFI may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,975,250 shares of the Stock, which constitutes approximately 6.2% of the outstanding shares of the Stock.

       TCM

       Because of its position as the sole general partner of TFI, which is the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PFFI, TCM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,975,250 shares of the Stock, which constitutes approximately 6.2% of the outstanding shares of the Stock.

       TMT

       Because of his position as the President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PFFI, TMT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,975,250 shares of the Stock, which constitutes approximately 6.2% of the outstanding shares of the Stock.

       PFFI

       The aggregate number of shares of the Stock that PFFI owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,975,250, which constitutes approximately 6.2% of the outstanding shares of the Stock.

       PG

       Because of its position as the sole general partner of PFFI, PG may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,975,250 shares of the Stock, which constitutes approximately 6.2% of the outstanding shares of the Stock.

       To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

       (b)

       TIF

       As the sole member of PG, which is the sole general partner of PFFI, TIF has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,975,250 shares of the Stock.

       TFI

       As the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PFFI, TFI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,975,250 shares of the Stock.

       TCM

       As the sole general partner of TFI, which is the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PFFI, TCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,975,250 shares of the Stock.

       TMT

       As the President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PFFI, TMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,975,250 shares of the Stock.

       PFFI

       Acting through its sole general partner, PFFI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,975,250 shares of the Stock.

       PG

       As the sole general partner of PFFI, PG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,975,250 shares of the Stock.

       (c) During the past 60 days, PFFI has purchased shares of the Stock in transactions on the New York Stock Exchange, as follows:

                       NO. OF SHARES         PRICE PER
        DATE             PURCHASED            SHARE

      07/06/98            1,000              $ 28.15
      07/07/98            2,300                28.81
      07/08/98           11,600                29.32
      07/09/98           50,000                28.73
      07/10/98            1,000                28.44
      07/23/98           40,000                28.23
      07/24/98           40,000                27.75
      07/27/98           31,700                27.10
      07/28/98           33,300                26.29
      07/29/98           15,000                25.69
      07/31/98           25,000                25.19
      08/03/98           20,000                24.62
      08/04/98           30,000                24.00
      08/05/98           45,000                23.42
      08/06/98           50,000                23.06
      08/10/98            1,200                22.81
      08/12/98          100,000                23.05

      Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock during the past 60 days.

      (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

      (e)   Not Applicable.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii), previously filed.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       DATED:      August 12, 1998


                                    TRINITY I FUND, L.P.,
                                    a Delaware limited partnership

                                    By:   TF INVESTORS, L.P.,
                                          a Delaware limited partnership,
                                          General Partner

                                    By:   TRINITY CAPITAL MANAGEMENT, INC.,
                                          a Delaware corporation,
                                          General Partner


                                    By: /s/ William O. Reimann, IV
                                        William O. Reimann, IV,
                                          Vice President


                                    TF INVESTORS, L.P.,
                                    a Delaware limited partnership

                                    By:   TRINITY CAPITAL MANAGEMENT, INC.,
                                          a Delaware corporation,
                                          General Partner


                                    By: /s/ William O. Reimann, IV
                                        William O. Reimann, IV,
                                          Vice President


                                    TRINITY CAPITAL MANAGEMENT, INC.,
                                    a Delaware corporation


                                    By: /s/ William O. Reimann, IV
                                        William O. Reimann, IV,
                                          Vice President


                                    PORTFOLIO FF INVESTORS, L.P.,
                                    a Delaware limited partnership

                                    By:   PORTFOLIO GENPAR, L.L.C.,
                                          a Delaware limited liability
                                          company, General Partner


                                    By: /s/ William O. Reimann, IV
                                        William O. Reimann, IV,
                                          Vice President



                                    PORTFOLIO GENPAR, L.L.C.,
                                    a Delaware limited liability company


                                    By: /s/ William O. Reimann, IV
                                        William O. Reimann, IV,
                                          Vice President


                                     /s/ William P. Hallman, Jr.
                                    William P. Hallman, Jr.
                                    Attorney-in-Fact for:

                                          THOMAS M. TAYLOR (1)


(1) A Power of Attorney authorizing William P. Hallman, Jr., et al., to act on behalf of Thomas M. Taylor previously has been filed with the Securities and Exchange Commission.

                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1 Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.